Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM AUSTRALIA, CANADA, SOUTH AFRICA OR JAPAN OR ANY OTHER JURISDICTION WHERE SUCH DISTRIBUTION WOULD BE UNLAWFUL.

BURNING ROCK BIOTECH LIMITED – Proposed Direct Listing on the London Stock Exchange and Publication of Registration Document

21 October 2022

Neither this announcement, nor anything contained herein, nor anything contained in the registration document (the “Registration Document”) referred to herein shall form the basis of, or be relied upon in connection with, any offer or commitment whatsoever in any jurisdiction. Investors should not subscribe for or purchase any securities referred to in this announcement or in the Registration Document except solely on the basis of the information contained in a prospectus in its final form (together with any supplementary prospectus, if relevant, the “Prospectus”), including the risk factors set out therein that may be published in due course in connection with the possible admission of the Company’s American depositary shares (the “ADSs”) to the standard listing segment of the Official List of the FCA and to trading on the Main Market of London Stock Exchange plc (the “London Stock Exchange”) by way of a direct listing.

A copy of any Prospectus will, if published by the Company, be submitted to the FCA’s National Storage Mechanism and be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and made available on the Company’s website at http://ir.brbiotech.com subject to certain access restrictions.

Burning Rock Announces Publication of Registration Document and Potential Direct Listing on the London Stock Exchange

London, 21 October 2022: Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”), a company focusing on the application of next generation sequencing (NGS) technology in the field of precision oncology, announces that, further to its press release on 21 June 2022, it has applied for admission of the ADSs to the standard listing segment of the Official List of the FCA and to trading on the main market of the London Stock Exchange (the “LSE”) by way of a direct listing (the “Direct Listing”).

Burning Rock has prepared a registration document in connection with the Direct Listing, which has been approved by the FCA. A copy of the registration document has been submitted to the National Storage Mechanism of the FCA and will be available for inspection at the following link: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

A copy of the Registration Document will also be available online on the Company’s website at http://ir.brbiotech.com.

Should the Direct Listing proceed, Burning Rock’s ADSs are expected to continue to be listed and traded on the Nasdaq Global Market, with those ADSs being full fungible with the ADSs listed on the LSE. Custodial and depositary links will be established between Euroclear, Clearstream and DTC to facilitate the cross-market transfers of the ADSs associated with secondary market trading.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: www.brbiotech.com.

Enquiries:

Contact: IR@brbiotech.com

Important Legal Information

The information contained in this announcement is for background purposes only and does not purport to be full or complete, nor does this announcement constitute or form part of any invitation or inducement to engage in investment activity. No reliance may be placed by any person for any purpose on the information contained in this announcement or its accuracy, fairness or completeness. The contents of this announcement are not to be construed as legal, financial or tax advice.

This announcement is not for release, publication or distribution, directly or indirectly, in or into Australia, Canada, South Africa or Japan or in any other jurisdiction where, or to any person to whom, to do so would constitute a violation of applicable law or regulation.

These materials do not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any ADSs or any other securities, nor shall it (or any part of it), or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefore.

This announcement may include forward-looking statements, which are based on current expectations and projections about future events. These statements may include, without limitation, any statements preceded by, followed by or including words such as “target”, “believe”, “expect”, “aim”, “intend”, “may”, “anticipate”, “estimate”, “plan”, “project”, “will”, “can have”, “likely”, “should”, “would”, “could” and any other words and terms of similar meaning or the negative thereof. These forward-looking statements are subject to risks, uncertainties and assumptions about Burning Rock and its subsidiaries. In light of these risks, uncertainties and assumptions, the events in the forward-looking statements may not occur. Past performance cannot be relied upon as a guide to future performance and should not be taken as a representation that trends or activities underlying past performance will continue in the future. No representation or warranty is made or will be made that any forward-looking statement will come to pass. The forward-looking statements in this announcement speak only as at the date of this announcement.

Burning Rock expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statements contained in this announcement and disclaims any obligation to update its view of any risks or uncertainties described herein or to publicly announce the results of any revisions to the forward-looking statements made in this announcement, whether as a result of new information, future developments or otherwise, except as required by law.

The information in this announcement is subject to change. Persons viewing this announcement should ensure that they fully understand and accept the risks which will be set out in the Prospectus, if published.

Unless otherwise indicated, market, industry and competitive position data are estimates (and accordingly, approximate) and should be treated with caution. Such information has not been audited or independently verified, nor has the Group ascertained the underlying economic assumptions relied upon therein. Certain data in this announcement, including financial, statistical, and operating information has been rounded. As a result of the rounding, the totals of data presented in this announcement may vary slightly from the actual arithmetic totals of such data.

For the avoidance of doubt, the contents of the Company’s website are not incorporated by reference into, and do not form part of, this announcement.